EXHIBIT 99.4

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

28 December 2022
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Change of Company Secretary
James Hardie Industries plc (JHIplc) announces a change in Company Secretary.
Mr Joseph C. Blasko resigned as Company Secretary effective 26 December 2022 and the Board thanks Joe for his contributions and wish him well in the future.
The Company is pleased to announce that Ms Aoife Rockett, the previous Assistant Secretary of JHIplc, has been appointed Company Secretary effective 26 December 2022. Ms Rockett has been a valued employee of JHIplc for over 8 years and has over 16 years’ company secretarial experience. Ms Rockett has also been appointed as the person responsible for communication with the ASX in relation to listing rule matters in accordance with Listing Rule 12.6.
Regards

Anne Lloyd
Chairperson
This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895